                                                                  EXHIBIT (c)(2)

                 CARLYLE REAL ESTATE LIMITED PARTNERSHIP - VII
                           AND CONSOLIDATED VENTURE

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       DECEMBER 31, 1997, 1996 AND 1995

OPERATIONS AND BASIS OF ACCOUNTING

     GENERAL

     The Partnership holds (through a joint venture) an equity investment in a shopping center in San Jose, California. Business activities consist of rentals to a variety of retail companies, and the ultimate sale or disposition of such real estate. The Partnership currently expects to conduct an orderly liquidation of its remaining investment and wind up its affairs not later than December 31, 1999, perhaps in 1998, barring any unforeseen economic developments.

     The accompanying consolidated financial statements include the accounts of the Partnership and its consolidated venture, Oakridge Associates
("Oakridge"), in which the Partnership has certain preferential claims and rights, as discussed below. The effect of all transactions between the Partnership and the consolidated venture has been eliminated in the consolidated financial statements.

     The Partnership's records are maintained on the accrual basis of accounting as adjusted for Federal income tax reporting purposes. The accompanying consolidated financial statements have been prepared from such records after making appropriate adjustments where applicable to reflect the Partnership's accounts in accordance with generally accepted accounting principles ("GAAP") and to include the accounts of the venture as described above. Such GAAP and consolidation adjustments are not recorded on the records of the Partnership. The net effect of these items for the years ended December 31, 1997 and 1996 is summarized as follows:

                                                            1997                            1996
                                                ----------------------------      --------------------------
                                                                  TAX BASIS                       TAX BASIS
                                                 GAAP BASIS      (UNAUDITED)      GAAP BASIS     (UNAUDITED)
                                                -----------      -----------      ----------     -----------
Total assets.............................       $25,211,227       3,279,035       24,881,744      2,919,787
Partners' capital accounts
 (deficit):
    General partners.....................        (1,306,890)     (1,345,360)      (1,372,930)    (1,388,326)
    Limited partners.....................         2,092,400       1,222,278          507,428        191,085
Net earnings (loss):
    General partners.....................            66,040          42,966           26,248         25,942
    Limited partners.....................         1,584,972       1,031,193          629,964        589,061
Net earnings (loss) per
 limited partnership
 1nterest................................             88.03           57.27            34.99          32.72
                                                ===========      ==========       ==========     ==========

     The net earnings (loss) per limited partnership interest is based upon the number of limited partnership interests outstanding at the end of each year (18,005). Deficit capital accounts will result, through the duration of the Partnership, in net gain for financial and Federal income tax purposes.

     The preparation of financial statements in accordance with GA&P requires the Partnership to make estimates and assumptions that affect the reported or disclosed amount of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Statement of Financial Accounting Standards No. 95 requires the Partnership to present a statement which classifies receipts and payments according to whether they stem from operating, investing or financing activities. The required information has been segregated and accumulated according to the classifications specified in the pronouncement. The Partnership records amounts held in U.S. Government obligations at cost, which approximates market. For the purposes of these statements, the Partnership's policy is to consider all such amounts held with original maturities of three months or less ($3,219,670 and $2,979,126 at December 31, 1997 and 1996, respectively) as cash equivalents, which includes investments in commercial paper and an institutional mutual fund which holds U.S. Government obligations. Remaining amounts, if any, (generally with original maturities of one year or less) are reflected as short-term investments being held to maturity.

     Deferred expenses consist primarily of commitment fees incurred in connection with the acquisition and financing of the Partnership's sole operating property along with lease commissions paid on the Partnership's sole operating property. Deferred loan fees and leasing fees are amortized using the straight-line method over the terms stipulated in the related agreements.

     Although certain leases of the Partnership provide for tenant occupancy during periods for which no rent is due and/or increases in minimum lease payments over the term of the lease, the Partnership accrues rental income for the full period of occupancy on a straight-line basis.

     No provision for State or Federal income taxes has been made as the liability for such taxes is that of the Partners rather than the Partnership. However, in certain instances, the Partnership has been or may be required under applicable law to remit directly to the tax authorities amounts representing withholding from distributions paid to Partners.

     The Partnership has or had acquired, either directly or through joint ventures, eight apartment complexes and four shopping centers. All of the properties have been sold or disposed of, except one shopping center. The remaining investment property owned at December 31, 1997 is operating. The cost of the remaining investment property represents the total cost to the Partnership and its venture, plus miscellaneous acquisition costs.

     Depreciation on the Partnership's remaining property has been provided over the estimated useful lives of its various components as follows:

                                                                YEARS
                                                                -----
          Building and improvements (new)-
            straight-line or 150% declining-balance . . . . . .  5-40
          Building and improvements (used)-
            125% declining-balance or
            straight-line . . . . . . . . . . . . . . . . . . .  5-40
                                                                 ====

     The investment property is pledged as security for the long-term debt, for which there is no recourse to the Partnership.

     Maintenance and repair expenses are charged to operations as incurred. Significant betterments and improvements are capitalized and depreciated over their estimated useful lives.

     The Partnership adopted Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS 121") as required in the first quarter of 1996. SFAS 121 requires that the Partnership record an impairment loss on its property to be held for investment whenever its carrying value cannot be fully recovered through estimated undiscounted future cash flows from its operations and sale. The amount of the impairment loss to be recognized would be the difference between the property's carrying value and the property's estimated fair value. The Partnership's policy is to consider a property to be held for sale or disposition when the Partnership has committed to a plan to sell such property and active marketing activity has commenced or is expected to commence in the near term. In accordance with SFAS 121, any property identified as "held for sale or disposition" is no longer depreciated. Adjustments for impairment loss for such property (subsequent to the date of adoption of SFAS 121) are made in each period as necessary to report these properties at the lower of carrying value or fair value less costs to sell. The adoption of SFAS 121 did not have any effect on the Partnership's financial position, results of operations or liquidity.

     As the venture had committed to a plan to sell the Partnership's remaining property, the property was classified as held for sale as of December 31, 1996, and therefore, is not subject to continued depreciation beginning January 1, 1997. The results of operations of the Partnership's remaining property included in the accompanying consolidated financial statements were net income of $3,398,168, $1,440,046 and $1,939,659 for the years ended December 31, 1997,
1996 and 1995, respectively.

    During the second quarter of 1997, Statements of Financial Accounting Standards No. 128 ("Earnings per Share") and No. 129 ("Disclosure of Information about Capital Structure") were issued. These standards became effective for reporting periods after December 15, 1997. As the Partnership's capital structure only has general and limited partnership interests, the Partnership will not experience any significant impact on its consolidated financial statements.

     The Partnership at December 31, 1997 is a party to one operating joint venture agreement. Pursuant to such agreement, the Partnership made initial capital contributions of $3,352,642 (before legal and other acquisition costs and its share of operating deficits as discussed below). In general, the joint venture partner, who was the seller of the property investment being acquired, made no cash contributions to the venture, but its retention of an interest in the property, through the joint venture, was taken into account in determining the purchase price of the Partnership's interest (which was determined by arm's-length negotiations). Under certain circumstances, either pursuant to the venture agreement or due to the Partnership's obligation as a general partner, the Partnership may be required to make additional cash contributions to the venture.

     The Partnership has acquired, through the one remaining venture, one regional shopping mall. The joint venture partner (who was primarily responsible for constructing the property) was to contribute any excess of cost over the aggregate amount available from Partnership contributions and financing and, to the extent such funds exceeded the aggregate costs, was to retain such excesses. The venture property has been financed under the long-term debt arrangement as described below.

INVESTMENT PROPERTY

     OAKRIDGE MALL

     The Partnership is a general partner in the Oakridge Associates Ltd. venture with the seller of the property.

     Pursuant to the venture agreement, beginning January 1, 1983, any net cash flow is to be and has been distributed equally to the Partnership and the seller. The Partnership has a preferred position (related to the Partnership's cash investment in the venture) with respect to distributions of sale or refinancing proceeds from the venture. Once the preferred position has been satisfied, any excess sale or refinancing proceeds from the venture are to be distributed so that the Partnership and the venture partner equally share the proceeds.

     Venture operating profits and losses are allocated to the venture partners generally in proportion to their distributions of net cash flow. In 1997, 1996 and 1995, profits and losses were allocated 50% to the Partnership and 50% to the venture partner. An affiliate of the venture partner manages the property pursuant to an agreement which provides for a management fee calculated at a percentage of certain types of income.

     The Partnership has been in discussions with potential buyers for the Oakridge Shopping Mall (on behalf of the venture) or the Partnership's interest in the property.

     In March 1998, an agreement in principle was reached to sell the Partnership's interest in the property to the venture partner. If the sale is consummated on the proposed terms, the Partnership would recognize a gain for financial reporting and Federal income tax purposes. There can be no assurances that the sale will be consummated under the terms of the agreement or under any other terms.

     In October 1990, the Partnership and its Oakridge venture partner finalized negotiations with the lessors to amend the ground lease at the Oakridge Mall by adding a "purchase option" provision. The price for obtaining the purchase option was $2,000,000. The Partnership and its venture partner funded their respective 50% shares of these costs from the cash flow of the property. The option (which may be exercised five years after the death of both lessors) provides for the price of the land to be determined by a formula related to ground rent paid during the most recent few years of the lease, and is payable in addition to the cost of the purchase option discussed above.

     In February 1995, Oakridge refinanced the existing mortgage loan secured by the property (which had a balance of approximately $14,165,000 at the February 1995 closing) in the amount of $27,000,000. The mortgage loan was scheduled to mature in February 1998, however, the venture exercised its option to extend the loan for six months to August 1998. Accordingly, the mortgage loan has been classified as current in the accompanying consolidated financial statements at December 31, 1997. Such short-term extension is currently considered adequate given the venture's current property sale plans. However, if the venture is unsuccessful in selling the property before the current loan maturity date, the venture would seek an additional loan extension from the current lender or would seek to refinance the mortgage loan.

     At the February 1995 refinancing, the venture received approximately $4,300,000 in net proceeds (after payoff of the existing loan including a prepayment penalty of approximately $708,000 and closing costs). These proceeds were utilized for capital expenditures, including the replacement of the roof, and previously deferred maintenance at the mall. Such refinancing resulted in recognition of an extraordinary item of $782,020 (including deferred mortgage costs and accrued interest), of which the Partnership's share was $391,010. The lender held back $8,000,000 of the loan proceeds for the construction of an expansion and remodeling of the mall which commenced in April 1995 and was completed in 1996. As a result of the venture completing the renovation and remodel of the mall in 1996, approximately $2,800,000 of excess proceeds from the refinancing was released from escrow by the lender. Additionally, after the venture's review of the requirements for operating reserves, repairs and deferred maintenance projects, the remaining loan proceeds of $4,294,143 were distributed to the partners of the venture. As a result of this distribution of refinancing proceeds, the Partnership's preferential position in the venture, as discussed above, was satisfied. Accordingly, any additional distributions of sale or refinancing proceeds will be allocated equally to the partners of the venture.

     Nordstrom (which owned its own store) left the center in March 1995. Nordstrom assigned, transferred and conveyed its interest in its land, building and Reciprocal Easement Agreement ("REA") to Sears Roebuck and Co. which opened its new store on October 28, 1995. The Nordstrom closing and Sears Roebuck and Co. opening did not have a significant adverse impact on the operations of the mall. The property's other anchor tenants, Montgomery Ward and R.H. Macy, are also subject to the REA. The REA requirement for each anchor tenant to operate a department store under it's specific name expired in August 1993 and in addition, the REA requirement for each anchor tenant to operate a department store under any name expires in August 1998. The Partnership and its joint venture partner have decided not to pursue extensions of the operating covenants in the REA until such time, if ever, that negotiations for such extensions are deemed to be in the best interest of Oakridge.

LONG-TERM DEBT

     Long-term debt consists of the following at December 31, 1997 and 1996:



                                                      1997           1996
                                                   -----------    ----------
9.19% mortgage note; secured
  by the Oakridge Mall Shopping
  Center in San Jose, California;
  balance payable in monthly
  installments of $310,165
  (including interest) until
  maturity in August 1998.........................  $23,002,015   24,532,837
      Less current portion of
        long-term debt............................   23,002,015    1,530,822
                                                    -----------   ----------
      Total long-term debt........................  $     --      23,002,015
                                                    ===========   ==========

      Five year maturities of long-term debt are summarized as follows:

          1998...........................................  $23,002,015
          1999...........................................        --
          2000...........................................        --
          2001...........................................        --
          2002...........................................        --
                                                           ===========

PARTNERSHIP AGREEMENT

     Pursuant to the terms of the Partnership Agreement, net profits or losses of the Partnership from operations are allocated 96% to the Limited Partners and 4% to the General Partners. Profits from the sale or refinancing of investment properties will be allocated to the General Partners in an amount equal to the greater of any cash distributions of the proceeds of any such sale or refinancing (as described below) or 1% of the profits from the sale or refinancing. Losses from the sale or refinancing of investment properties will be allocated 1% to the General Partners. The remaining sale or refinancing profits and losses will be allocated to the Limited Partners.

     An amendment to the Partnership Agreement, effective January 1, 1991, generally provides that notwithstanding any allocation contained in the Agreement, if at any time profits are realized by the Partnership, any current or anticipated event that would cause the deficit balance in absolute amount in the Capital Account of the General Partners to be greater than their share of the Partnership's indebtedness (as defined) after such event, then the allocation of profits to the General Partners shall be increased to the extent necessary to cause the deficit balance in the Capital Account of the General Partners to be no less than their respective shares of the Partnership's indebtedness after such event. In general, the effect of this amendment is to allow the deferral of the recognition of taxable gain to the Limited Partners. Pursuant to such provisions, the General Partners were allocated in 1996 additional amounts of gain for Federal income tax purposes. Such allocations had no effect on total Partnership assets or results of operations.

     The Partnership Agreement provides that the General Partners shall receive as a distribution from the sale of a real property by the Partnership 6% of the selling price, and that the remaining proceeds (net after expenses and retained working capital) be distributed 85% to the Limited Partners and 15% to the General Partners. However, the Limited Partners shall receive 100% of such net sale proceeds until the Limited Partners (i) have received cash distributions of sale or refinancing proceeds in an amount equal to the Limited Partners' aggregate initial capital investment in the Partnership and (ii) have received cumulative cash distributions from the Partnership's operations which, when combined with sale or refinancing proceeds previously distributed, equal a 6% annual return on the Limited Partners' average capital investment for each year (their initial capital investment as reduced by sale or refinancing proceeds previously distributed) commencing with the third fiscal quarter of 1978. The Limited Partners have received cash distributions that satisfied the requirements in (i) and (ii) above.

LEASES - AS PROPERTY LESSOR

     At December 31, 1997, the Partnership and its consolidated venture's principal asset is one shopping center. The Partnership has determined that all leases relating to this property are properly classified as operating leases; therefore, rental income is reported when earned and the cost of the property, excluding cost of land, is depreciated over its estimated useful life. Leases with shopping center tenants range from one to thirty years and provide for fixed minimum rent and partial reimbursement of operating costs. In addition, leases with shopping center tenants provide for additional rent based upon percentages of tenants' sales volumes. A substantial portion of the ability of retail tenants to honor their leases is dependent upon the retail economic sector.

     Minimum lease payments including amounts representing executory costs (e.g.,taxes, maintenance, insurance) and any related profit in excess of specific reimbursements, to be received in the future under the above operating lease agreements relating to the shopping center, are as follows:

                 1998   . . . . . . . . $ 6,387,773
                 1999   . . . . . . . .   5,743,192
                 2000   . . . . . . . .   4,894,754
                 2001   . . . . . . . .   4,426,709
                 2002   . . . . . . . .   3,881,238
                 Thereafter . . . . . .  10,688,519
                                        -----------
                     Total  . . . . . . $36,022,185
                                        ===========

     Additional contingent rent (based on sales by property tenants) included in rental income was as follows:

                         1995 . . . . . . . .  $115,566
                         1996 . . . . . . . .   301,074
                         1997 . . . . . . . .   456,881
                                               ========

LEASES - AS PROPERTY LESSEE

     The following lease agreement has been determined to be an operating lease.

     The Oakridge venture owns a net leasehold interest in the land underlying the San Jose, California shopping center expiring August 31, 2008, subject to renewal for twelve five-year periods. The lease provides for an annual base rent of $203,357. The lease provides that the venture pays real estate taxes applicable to the leased land and the improvements situated thereon. The lease also provides for additional annual percentage rent based upon the operations of the shopping center. In October 1990, the Partnership and the joint venture partner finalized negotiations with the lessor to amend the ground lease at Oakridge Mall by adding a "purchase option" provision.

     Minimum rental expense for 1997, 1996 and 1995 under the above operating lease was $203,3S7 in each year. Additional rental expense under the above operating lease was $1,092,293, $850,773 and $696,896 for 1997, 1996 and 1995,
respectively.

     Future minimum rental commitments under the lease are as follows:

                      1998  . . . . . . . .    $  203,357
                      1999  . . . . . . . .       203,357
                      2000  . . . . . . . .       203,357
                      2001  . . . . . . . .       203,357
                      2002  . . . . . . . .       203,357
                      Thereafter. . . . . .     1,059,198
                                               ----------
                                               $2,075,983
                                               ==========

TRANSACTIONS WITH AFFILIATES

     Fees, commissions and other expenses required to be paid by the Partnership to the General Partners and their affiliates as of December 31, 1997 and for the years ended December 31, 1997, 1996 and 1995 are as follows:

                                                                UNPAID AT
                                                               DECEMBER 31,
                           1997         1996         1995         1997
                          ------       ------       ------     ------------
Reimbursement (at
  cost) for out-of-
  pocket expenses . . .   $   --        5,716       10,445            --
                          ------       ------       ------        ------
                          $   --        5,716       10,445            --
                          ======       ======       ======        ======

     The Limited Partners have received an amount from sale or refinancing proceeds in excess of their initial capital investment plus any deficiency in a 6% cumulative annual return on their average capital investment. The General Partners, therefore, are entitled to participate in sale and refinancing proceeds to the extent of their previously deferred disposition fees earned on the properties sold to date. All such fees, which total $940,488, were paid as of December 31, 1997.